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                             January 26, 2021

       Merrill W. Moses
       Chief Executive Officer
       Defense Technologies International Corp.
       2683 Vie De La Valle
       Suite G418
       Del Mar, CA 92014

                                                        Re: Defense
Technologies International Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed January 15,
2021
                                                            File No. 333-252128

       Dear Mr. Moses:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note you disclose that your common stock is quoted on the Pink Open Market and that sales by the
selling stockholder "may be made at the prevailing market price or related to the then
current market price, fixed prices or negotiated prices." Please note that the Pink Open
Market is not an established public trading market into which a selling stockholder may offer
and sell shares at other than a fixed price. Accordingly, please revise your cover page
disclosure, and make corresponding changes elsewhere in the
                                                        prospectus, to disclose
a fixed price at which the selling shareholder will offer and sell shares until your
shares are listed on a national securities exchange or quoted on the
                                                        OTC Bulletin Board,
OTCQX, or OTCQB, at which time they may be sold at prevailing
 Merrill W. Moses
Defense Technologies International Corp.
January 26, 2021
Page 2
      market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of
      Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen,
Legal Branch Chief, at (202) 551-3642 with any questions.



                                                           Sincerely,
FirstName LastNameMerrill W. Moses
                                                      Division of Corporation
Finance
Comapany NameDefense Technologies International Corp.
                                                      Office of Energy &
Transportation
January 26, 2021 Page 2
cc:       Leonard E. Neilson
FirstName LastName